Exhibit 3.1

SIXTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

RINGCENTRAL, INC.

a California corporation

The undersigned does hereby certify on behalf of RingCentral, Inc. (the “Corporation”), a corporation organized and existing under the California General Corporation Law (the “CGCL”), as follows:

FIRST: That the undersigned are the duly elected and acting Chief Executive Officer and Secretary of the Corporation;

SECOND: That in accordance with Sections 905, 907 and 910 of the CGCL, the Articles of Incorporation of the Corporation, as amended through the date of this filing, be and hereby are amended and restated in their entirety as set forth in Exhibit A, which is hereby incorporated by reference as if fully set forth herein (the “Restatement”);

THIRD: That the Restatement has been approved by the board of directors of the Corporation (the “Board”) in accordance with Sections 307 and 902 of the CGCL;

FOURTH: That the Restatement has been approved by the holders of the outstanding shares of the Corporation in accordance with Sections 152, 603, 902 and 903 of the CGCL;

FIFTH: That the total number of shares outstanding entitled to vote with respect to the Restatement was 22,478,687 shares of Common Stock, 16,847,263 shares of Series A Preferred Stock, 5,656,958 shares of Series B Preferred Stock, 3,030,871 shares of Series C Preferred Stock and 1,736,598 shares of Series D Preferred Stock.

SIXTH: That the affirmative vote of the holders of not less than (i) a majority of the outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting together, (ii) a majority of the outstanding shares of Common Stock, voting separately, and (iii) two-thirds of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting together, was required to approve the Restatement; and

SEVENTH: That the number of shares of each class voting in favor of the Restatement equaled or exceeded the vote required.

The undersigned hereby further declares and certifies under penalty of perjury under the laws of the State of California that the facts set forth herein are true and correct to his own knowledge, and that this certificate is the act and deed of the undersigned.

Executed in San Mateo, California, on November, 20 2012.

/s/ Vladimir Shmunis
Vladimir Shmunis,
Chief Executive Officer

The undersigned hereby further declares and certifies under penalty of perjury under the laws of the State of California that the facts set forth herein are true and correct to his own knowledge, and that this certificate is the act and deed of the undersigned.

Executed in San Mateo, California, on November, 20 2012.

/s/ John Marlow
John Marlow,
Secretary

EXHIBIT A

ARTICLE I

The name of the Corporation is RingCentral, Inc.

ARTICLE II

The Corporation shall have a perpetual existence.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE IV

(A)	Classes of Capital Stock

The Corporation is authorized to issue 97,293,704 shares of capital stock in the aggregate. The capital stock of the Corporation shall be divided into two classes, designated “Common Stock” and “Preferred Stock.” The number of shares of Common Stock that the Corporation is authorized to issue is 65,000,000. The number of shares of Preferred Stock that the Corporation is authorized to issue is 32,293,704, of which 16,847,263 shall be designated as Series A Preferred Stock (“Series A Preferred”), 5,728,457 shall be designated as Series B Preferred Stock (“Series B Preferred”), 3,288,871 shall be designated as Series C Preferred Stock (the “Series C Preferred”), 2,300,000 shall be designated as Series D Preferred Stock (the “Series D Preferred”) and 4,129,113 shall be designated as Series E Preferred Stock (the “Series E Preferred,” and collectively with the Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred, the “Series Preferred”). The Common Stock and Preferred Stock shall each have no par value per share. The Corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Series Preferred in accordance with Section 3 of Division (B) below.

(B)	Rights, Preferences, Privileges and Restrictions of Preferred Stock.

The relative rights, preferences, privileges and restrictions granted to or imposed upon the Series Preferred or the holders thereof are as follows:

1.	Dividends.

(a) The holders of the Series E Preferred, Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred shall be entitled to receive dividends, on a pari passu basis, at the rate of six percent (6%) of the “Original Series E Issue Price,” “Original Series D Issue Price,” “Original Series C Issue Price,” “Original Series B Issue Price” and “Original Series A Issue Price,” respectively (each as defined below) per outstanding share (as adjusted for any stock dividends, combinations or splits with respect to such shares (“Appropriately Adjusted”)) per annum, payable out of funds legally available therefor. Such dividends shall be payable when, as, and if declared by the Board, acting in its sole discretion. The right to receive dividends shall not be cumulative, and no right shall accrue to holders of any shares by reason of the fact that dividends on such shares are not declared and paid in any prior year.

(b) So long as any shares of Series Preferred are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Series Preferred shall have been paid or declared an set apart, except for:

(i) acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Corporation;

(ii) acquisitions of Common Stock in exercise of the Corporation’s right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Sections 2 hereof.

(c) In the event dividends are paid on any share of Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(d) The provisions of Sections 1(b) and 1(c) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 3(e) hereof are applicable, or any repurchase of any outstanding securities of the Corporation that is approved by (i) the Board and (ii) the Series Preferred, voting as a separate class, as may be required by this Articles of Incorporation.

(e) The Corporation may make distributions pursuant to Section 500 of the California Corporations Code to holders of Common Stock without regard to the “preferential dividends arrears amount” or any “preferential rights amount,” as such terms may be defined in Section 500(b) of the California General Corporation Law in connection with repurchases of shares of Common Stock: (i) issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase and (ii) issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right.

(f) If at the time any shares of Series Preferred are converted into Common Stock there are any declared but unpaid dividends on such shares, then the Corporation at its option shall either pay the unpaid dividends or issue additional shares of Common Stock in the amount of the unpaid dividends at the applicable fair market value for such shares as then in effect.

2.	Liquidation.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series E Preferred shall be entitled to receive, on a pari passu basis and prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock, the amount of $0.722025 per share of Series A Preferred (as Appropriately

Adjusted, the “Original Series A Issue Price”), the amount of $2.097913 per share of Series B Preferred (as Appropriately Adjusted, the “Original Series B Issue Price”), the amount of $3.29938 per share of Series C Preferred (as Appropriately Adjusted, the “Original Series C Issue Price”), the amount of $6.02551 per share of Series D Preferred (as Appropriately Adjusted, the “Original Series D Issue Price”), and the amount of $9.687299 per share of Series E Preferred (as Appropriately Adjusted, the “Original Series E Issue Price”), respectively, plus all declared but unpaid dividends on such shares (respectively, the “Series A Liquidation Preference,” “Series B Liquidation Preference,” “Series C Liquidation Preference,” “Series D Liquidation Preference” and “Series E Liquidation Preference,” and collectively, the “Series Preferred Liquidation Preference”). If the assets and funds available for distribution to the holders of the Series Preferred shall be insufficient to pay the Series Preferred Liquidation Preference in full, then the entire assets and funds of the Corporation legally available for distribution shall be distributed to the holders of the Series Preferred in proportion to the preferential amount each such holder would otherwise be entitled to receive.

(b) After payment in full of the Series Preferred Liquidation Preference to all holders of Series Preferred, all remaining assets of the Corporation legally available for distribution shall be distributed ratably only among the holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

(c) For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to include any of the following, whether in a single transaction or through a series of related transactions: (i) the Corporation’s sale of all or substantially all of its assets (an “Acquisition”), (ii) the acquisition of the Corporation by another entity (other than a reincorporation for the purpose of changing the Corporation’s domicile) by means of merger or other form of corporate reorganization in which the outstanding shares of the Corporation are exchanged for securities or other consideration issued by or on behalf of the acquiring entity as a result of which the shareholders of the Corporation immediately prior to such transaction hold less than a majority of the voting power of the surviving or resulting corporation (a “Merger”), and (iii) transfer to a person or group of affiliated persons (other than an underwriter of the Corporation’s securities), of the Corporation’s securities if, as a result of which the shareholders of the Corporation immediately prior to such transaction hold less than a majority of the voting power of the Corporation (a “Stock Sale”) (any such event, a “Deemed Liquidation”). For the sake of clarification, a bona fide equity financing transaction for capital raising purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof and the Corporation is the surviving entity shall not be considered a Deemed Liquidation hereunder. Notwithstanding the foregoing, the holders of at least eighty-five percent (85%) of the outstanding Series Preferred may agree in writing that a transaction or a series of related transactions will not constitute a Deemed Liquidation for the purposes of this Section 2; provided, however, that if the proceeds payable to the holders of Series D Preferred on a per-share basis in connection with such transaction or series of related transactions would be less than the Series D Liquidation Preference then applicable to the Series D Preferred, then such waiver shall also require the vote or written consent of the holders of a majority of the Series D Preferred, voting or consenting, as the case may be, as a separate class; provided, further, that if the proceeds payable to the holders of Series E Preferred on a per-share basis in connection with such transaction or series of related transactions would be less than the Series E Liquidation Preference then applicable to the Series E Preferred, then such waiver shall also require the vote or written consent of the holders of seventy-five percent (75%) of the Series E Preferred, voting or consenting, as the case may be, as a separate class. Any such waiver will be binding upon each holder of Series Preferred and each of their successors and assigns.

(d) Unless otherwise specified in a definitive agreement approved by the shareholders of the Corporation in accordance with the California General Corporation Law and the Corporation’s Articles of incorporation and bylaws as then in effect, the value of any securities to be delivered to the shareholders pursuant to this Section 2 shall be determined as follows:

(i) If listed on a national securities exchange or quoted on the NASDAQ Capital Market, then the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) days prior to the closing of such transaction;

(ii) If the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or SmallCap Market, but is traded on the OTC Bulletin Board® (the “OTCBB”), then the average price of all of the mean prices between the closing bid and asked prices of the Corporation’s publicly traded stock as traded on the OTCBB during the thirty (30) day period ending three (3) days prior to the closing of such transaction; and

(iii) If there is no active public market, then the value shall be the fair market value thereof as determined in good faith by the Board.

3.	Conversion.

(a) Right to Convert. Each share of Series Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (a) in the case of the Series A Preferred, the Original Series A Issue Price by the then effective “Series A Conversion Price” (as defined below) for the Series A Preferred (such result, the “Series A Conversion Rate”), (b) in the case of the Series B Preferred, the Original Series B Issue Price by the then effective “Series B Conversion Price” (as defined below) for the Series B Preferred (such result, the “Series B Conversion Rate”), (c) in the case of the Series C Preferred, the Original Series C Issue Price by the then effective “Series C Conversion Price” (as defined below) for the Series C Preferred (such result, the “Series C Conversion Rate”), (d) in the case of the Series D Preferred, the Original Series D Issue Price by the then effective “Series D Conversion Price” (as defined below) for the Series D Preferred (such result, the “Series D Conversion Rate”), and (e) in the case of the Series E Preferred, the Original Series E Issue Price by the then effective “Series E Conversion Price” (as defined below) for the Series E Preferred (such result, the “Series E Conversion Rate”). The initial “Series A Conversion Price” shall be equal to the Original Series A Issue Price. The initial “Series B Conversion Price” shall be equal to the Original Series B Issue Price. The initial “Series C Conversion Price” shall be equal to the Original Series C Issue Price. The initial “Series D Conversion Price” shall be equal to the Original Series D Issue Price. The initial “Series E Conversion Price” shall be equal to the Original Series E Issue Price. The Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price and Series E Conversion Price are each subject to adjustment as provided in Sections 3(d), (e) and (f) below.

(b) Automatic Conversion of the Preferred Stock. Solely with respect to the Series A Preferred and Series B Preferred, each share of Series A Preferred and Series B Preferred shall be automatically converted into shares of Common Stock at the then effective Conversion Rate for such series (i) with the approval, by affirmative vote or written consent, of the holders of not less than eight-five percent (85%) of the then outstanding Series A Preferred and Series B Preferred voting together as a single class, or (ii) upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, filed in connection with an underwritten initial public offering of Common Stock for the account of the Corporation at a public offering price with an aggregate offering price to the public that exceeds $20,000,000 (prior to deduction of underwriter commissions and offering expenses) (a “Qualified IPO”). Solely with respect to the Series C Preferred, each share of Series C Preferred shall be automatically converted into shares of Common Stock at the then effective Series C Conversion Rate (i) with the approval, by affirmative vote or written consent, of the holders of not less than a majority of the outstanding Series C Preferred, or (ii) upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, filed in connection with a firmly underwritten public offering of Common Stock for the account of the Corporation with an aggregate offering price to the public that exceeds $20,000,000 (prior to deduction of underwriter commissions and offering expenses) and at an offering price per share of at least 1.75 times the Original Series C Issue Price. Solely with respect to the Series D Preferred, each share of Series D Preferred shall be automatically converted into shares of Common Stock at the then effective Series D Conversion Rate (i) with the approval, by affirmative vote or written consent, of the holders of not less than a majority of the then outstanding Series D Preferred, or (ii) upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, filed in connection with a firmly underwritten public offering of Common Stock for the account of the Corporation at an offering price per share not less than the Original Series D Issue Price. Solely with respect to the Series E Preferred, each share of Series E Preferred shall be automatically converted into shares of Common Stock at the then effective Series E Conversion Rate (i) with the approval, by affirmative vote or written consent, of the holders of not less than seventy-five percent (75%) of the then outstanding Series E Preferred, or (ii) upon the effectiveness of a registration statement under the Securities Act of 1933, as amended, filed in connection with a Qualified IPO at an offering price per share of not less than the Original Series D Issue Price.

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Series Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective fair value of one share of Common Stock. Conversion of shares of Series Preferred at the option of the holder thereof shall be effected by delivery to the office of the Corporation or to any transfer agent for such shares of duly endorsed certificates for the shares being converted and of written notice to the Corporation that the holder elects to convert such shares. Conversion shall be deemed to occur immediately prior to the close of business on the date the shares and notice is delivered. Automatic conversion of the Series Preferred pursuant to Section 3(b) shall be effective without any further action on the part of the holders of such shares and shall be effective whether or not the certificates for such shares are surrendered to the Corporation or its transfer agent. Holders entitled to receive Common Stock upon conversion of Series Preferred shall be treated for all purposes as the record holders of such shares of Common Stock on the date conversion is deemed to occur. The Corporation shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon conversion of Series Preferred unless either (i) the certificates evidencing such shares being converted are delivered to the Corporation or its transfer agent as provided above, or (ii) the holder (A) notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and (B) executes an agreement, and at the Corporation’s election provides a surety bond or other security, satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after the delivery of such certificates, or the agreement to indemnify in the case of a lost certificate, issue and deliver to the holder of the shares of Series Preferred being converted, a certificate or certificates for the number of shares of Common Stock to which the holder is entitled and a check payable to the holder for any cash due with respect to fractional shares.

(d) Adjustments of Conversion Price for Certain Diluting Issuances, Splits and Combinations. The Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price and Series E Conversion Price designated shall be subject to adjustment from time to time as follows:

(i) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock below the Conversion Price. If, following the Original Issue Date of any shares of Series E Preferred, the Corporation issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3(d)(i)(D)) without consideration or for a consideration per share less than the Series A Conversion Price, the Series B Conversion Price, the Series C Conversion Price, the Series D Conversion Price or the Series E Conversion Price in effect immediately prior to such issuance, then and in such event, the Series A Conversion Price, the Series B Conversion Price, the Series C Conversion Price, the Series D Conversion Price and/or the Series E Conversion Price, as the case may be, shall be reduced, concurrently with such issue, to a price (calculated to the nearest hundredth of a cent) as set forth herein, unless otherwise provided in this Section 3.

(A) Adjustment Formula. Whenever the Conversion Price for a series of Series Preferred is adjusted pursuant to this Section 3(d)(i), the new Conversion Price for such series of Series Preferred shall be determined by multiplying the Conversion Price for such series of Series Preferred in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (the “Common Stock Outstanding”) plus the number of shares of Common Stock which the aggregate consideration received or deemed received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price for the applicable series of Series Preferred in effect immediately prior to such issue, and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. For the purpose of this paragraph, the number of shares of Common Stock Outstanding shall be the sum of (i) all Common Stock issued and outstanding, (ii) any Common Stock issuable upon conversion of issued and outstanding Series Preferred on the day immediately preceding the given date, and (iii) outstanding shares of Common Stock issuable upon exercise or conversion of all outstanding Convertible Securities and Options on the day immediately preceding the given date, whether vested or unvested and whether or not immediately exercisable (assuming conversion of Convertible Securities issuable upon exercise of Options therefor).

(B) Special Definitions. For purposes of this Section 3, the following definitions shall apply:

(1) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(2) “Original Issue Date” shall mean the date on which the first share of Series E Preferred was issued by the Corporation.

(3) “Convertible Securities” shall mean instruments of indebtedness or securities, convertible into or exchangeable for Common Stock including without limitation, the Series Preferred.

(4) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or deemed to be issued pursuant to Section 3(d)(i)(D) below) by the Corporation after the Original Issue Date, other than as follows:

(I) upon conversion of shares of the Series Preferred;

(II) capital stock, or Options to purchase capital stock issued to officers, directors, employees of and service providers to the Corporation pursuant to plans or arrangements unanimously approved by the Board;

(III) as a dividend or other distribution on the Series Preferred, or any other event for which adjustment is made pursuant to Section 3(e), (f) or (g);

(IV) upon the exercise or conversion of Options or Convertible Securities that were outstanding prior to the Original Issue Date;

(V) capital stock, or Options to purchase capital stock, issued to financial institutions, lenders or lessors in connection with bona fide commercial credit arrangements, equipment financings, commercial property leases, or similar transactions, the terms of which have been unanimously approved by the Board;

(VI) capital stock or Options to purchase capital stock issued in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions entered into primarily for non-equity financing purposes, the terms of which have been unanimously approved by the Board;

(VII) shares of capital stock issued or issuable in a Qualified IPO, provided, however, that, solely for the purposes of calculating the Series E Conversion Price, if the price per share of capital stock sold in a Qualified IPO is less than the Series E Original Issue Price, as adjusted, then such shares of capital stock issued or issuable in a Qualified IPO shall be deemed Additional Shares of Common Stock for the purposes of Section 3(d);

(VIII) Common Stock issued or deemed issued pursuant to Section 3(d)(i)(D) as a result of a decrease in the Conversion Price of any series of Series Preferred resulting from the operation of this Section 3(d);

(X) any shares of capital stock that are deemed not to be Additional Shares of Common Stock upon the approval of at least eighty-five percent (85%) of the Series Preferred; and

(XI) by way of dividend or other distributions on securities pursuant to subsections (I) through (X) above.

(C) No Adjustment of Conversion Price. No adjustment in the Conversion Price of any series of Series Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price of such series of Series Preferred in effect immediately prior to such issuance.

(D) Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of any holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options for Convertible Securities, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(1) no further adjustment to the Conversion Price of any Series Preferred shall be made upon the subsequent issue of Convertible Securities, or shares of Common Stock issued upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, or increase or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, then the Conversion Price of each series of Series Preferred computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(3) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that have not been exercised, the Conversion Price of each series of Series Preferred computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(I) in the case of Convertible Securities or Options for Common Stock, the only additional shares of Common Stock issued were shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the Corporation for the issuance of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issuance of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(II) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation upon the issuance of the Convertible Securities with respect to which such Options were actually exercised;

(4) no readjustment pursuant to this Section 3(d)(i)(D) shall have the effect of increasing the Conversion Price of any series of Series Preferred to an amount which exceeds the lesser of (x) the Conversion Price of such series of Series Preferred on the original adjustment date, or (y) the Conversion Price for such series of Series Preferred that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date, and no readjustment shall affect Common Stock issued on conversion of any Series Preferred prior to such readjustment; and

(5) in the case of any Options that expire by their terms not more than ninety (90) days after the date of issue thereof, no adjustment of the Conversion Price of any series of Series Preferred shall be made until the expiration or exercise of all such Options.

(E) Determination of Consideration. For purposes of this Section 3(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(I) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation prior to amounts paid or payable for accrued interest and prior to any commissions or expenses paid by the Corporation;

(II) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(III) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received for the Additional Shares of Common Stock, computed as provided in subsections (I) and (II) above, as determined in good faith by the Board.

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3(d)(i)(D) in respect of Options and Convertible Securities shall be determined by dividing:

(I) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Option or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustments for Stock Dividends, Combinations or Splits. If the outstanding shares of Common Stock are subdivided, by stock split or otherwise, into a greater number of shares of Common Stock, or if the Corporation shall declare or pay any dividend on the Common Stock payable in shares of Common Stock, then the Conversion Price for each series of Series Preferred in effect prior to such event shall be proportionately decreased upon the occurrence of such event. If the outstanding shares of Common Stock are combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price for each series of Series Preferred in effect prior to such event shall be proportionately increased upon the occurrence of such event.

(f) Adjustments for Other Distributions. If the Corporation fixes a record date for the determination of holders of Common Stock entitled to receive any distribution payable in securities of the Corporation other than shares of Common Stock (excluding any distribution in which any series of Series Preferred participates on an as-converted basis, and any distribution for which adjustment is otherwise made pursuant to this Section 3), then in each such case provision shall be made so that the holders of Series Preferred receive upon conversion, in addition to the Common Stock issuable upon conversion of their shares, the property or other securities of the Corporation that they would otherwise have received had their shares of Series Preferred been converted into Common Stock immediately prior to such event and had they thereafter retained such securities, subject to all other adjustments called for during such period under this Section 3.

(g) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock is changed into the same or a different number of shares of any other class or series of stock, whether by capital reorganization, reclassification or otherwise (other than a Deemed Liquidation under Section 2, and events for which adjustment is made pursuant to Sections 3(e) or 3(f) above), the Conversion Price of each series of Series Preferred then in effect shall, concurrently with the effectiveness of such reorganization, reclassification or change, be adjusted such that the Series Preferred shall be convertible into, in lieu of the Common Stock which the holders thereof would otherwise have been entitled to receive, a number of shares of such other class or series of capital stock equivalent to the number of shares of such other class or series of capital stock that such holders would have been entitled to receive in such reclassification, capital reorganization or change for the number of shares of Common Stock that the holders would have been entitled to receive upon conversion of their Series Preferred immediately prior to such reclassification, capital reorganization or change.

(h) No Impairment. The Corporation will not, without first obtaining the consent of the holders of at least eight-five percent (85%) of the outstanding shares of Series Preferred, voting as a single class, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Section 3 by the Corporation, and in addition, the Corporation will not, without first obtaining the consent of at least seventy-five percent (75%) of the then outstanding shares of Series E Preferred, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under the last sentence of Section 3(b) or Section 3(d)(i)(B)(4)(VII) by the Corporation in relation to the Series E Preferred shares.

(i) Certificate as to Adjustments. The Corporation, at its expense, shall promptly compute any Conversion Price adjustments for each series of Series Preferred and provide each holder of Series Preferred with a written certificate describing such adjustment and showing in detail the facts upon which such adjustment is based. If requested in writing by any holder of Series Preferred no more than one time per year, the Corporation shall provide such holder a certificate describing any Conversion Price adjustments for any series of Series Preferred, the current Conversion Price of each series of Series Preferred and the amount of Common Stock or other property issuable upon conversion of the shares of each series of Series Preferred held by such holder.

(j) Notices of Record Date. If the Corporation shall propose at any time:

(A) to declare any dividend or distribution upon its Common Stock other than a distribution payable solely in Common Stock;

(B) to effect any reclassification or recapitalization of its Common Stock; or

(C) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

Then, in connection with each such event, the Corporation shall send to the holders of each series of Series Preferred:

(1) at least twenty (20) days’ prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (C) and (D) above; and

(2) in the case of the matters referred to in (C) and (D) above, at least twenty (20) days’ prior written notice of the anticipated date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of Series Preferred at the addresses for such shareholders as shown on the books of the Corporation.

(k) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of each series of Series Preferred, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of each series of Series Preferred, in addition to such other remedies as shall be available to the holder of such Series Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Sixth Amended and Restated Articles of Incorporation.

4.	Voting

(a) General. Except as expressly provided by this Articles of Incorporation or as required by law, the holders of each series of Series Preferred shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Corporation, and the holders of Common Stock and Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of each series of Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could then be converted. Fractional votes shall not be permitted. Any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series Preferred held by each holder could be converted) shall be rounded to the nearest whole number of votes (with one-half being rounded upward).

(b) Election of Directors.

(i) The authorized number of directors comprising the Corporation’s Board shall be exactly seven (7). Until the date upon which all of the Series Preferred is automatically converted in accordance with Section 3(b) above: (A) the holders of the Series Preferred, voting as a separate class on an as-converted basis, shall be entitled to elect three (3) members of the Board (each a “Preferred Director” and collectively, the “Preferred Directors”), and (B) the holders of the Common Stock, voting as a separate class, shall be entitled to elect the remaining four (4) members of the Board (each a “Common Director” and collectively, the “Common Directors”). At all times following the first date that the total number of shares of Series Preferred issued by the Corporation convert, for any reason, to Common Stock, the holders of Common Stock shall be entitled to elect all of the members of the Board.

(ii) In elections of directors when cumulative voting is in effect, each shareholder shall be entitled to as many votes as shall equal the number of votes which such shareholder would be entitled to cast for the election of directors with respect to such shareholder’s shares of stock multiplied by the number of directors to be elected, and the shareholder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for as such shareholder may see fit, so long as the name of the candidate for director shall have been placed in nomination prior to the voting and the shareholder, or any other shareholder of the same class or series of stock, has given notice at the meeting prior to the voting of the intention to cumulate votes. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

(iii) Subject to Corporations Code section 305, in the case of any vacancy (other than a vacancy caused by removal) in the office of a director occurring among the directors elected by the holders of a class or series of stock pursuant to this Section 4(b), the remaining directors may by affirmative vote of a majority thereof (or the remaining director so elected if there be but one, or if there are no such directors remaining, by the affirmative vote of the holders of a majority of the shares of that class or series), elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant. Any director who shall have been elected by the holders of a class or series of stock or by any directors so elected as provided in the immediately preceding sentence hereof may be removed during the aforesaid term of office, either with or without cause, by the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to unanimous written consent; provided, however, unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be insufficient to elect that director if voted cumulatively at an election where the same total number of votes were cast (or if such action is taken by written consent, all shares entitled to consent were consented) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

5.	Protective Provisions

(a) This Corporation shall not, without the approval of the holders of at least two-thirds of the then outstanding shares of Preferred Stock, voting together as a single class on an as converted basis, take any action (by amendment, merger, consolidation or otherwise) that:

(i) authorizes or issues, or obligates the Corporation to sell or issue, (by reclassification or otherwise) any securities having rights, preferences or privileges senior to or on a parity with any series of Series Preferred;

(ii) increases or decreases the number of authorized shares of Common Stock, Preferred Stock or any series of Series Preferred;

(iii) effects, authorizes or has the Corporation entering into any agreement by the Corporation or its shareholders regarding a Deemed Liquidation;

(iv) changes the number of members comprising the Board from seven (7);

(v) appoints a new chief executive officer;

(vi) unless unanimously approved by the Corporation’s Board, alters in any way the compensation, including cash or equity, of any founder or executive officer of the Corporation or trusts or entities under their control or affiliated with such founder or executive;

(vii) unless unanimously approved by the Corporation’s Board, enter into any agreement with any founder or executive officer or the family members or trusts or entities under their control; or

(viii) unless unanimously approved by the Corporation’s Board, makes any annual expenditure(s) or capital commitment(s) in excess of one million dollars ($1,000,000) that is not reflected in the Corporation’s annual operating plan approved by the holders of at least eighty five percent (85%) of the then outstanding shares of Series Preferred.

(b) This Corporation shall not, without the approval of the holders of at least two-thirds of the then outstanding shares of Series A Preferred, voting as a single class on an as converted basis, at least two-thirds of the then outstanding shares of Series B Preferred, voting as a single class on an as converted basis, at least a majority of the then outstanding shares of Series C Preferred, voting as a single class on an as converted basis, at least a majority of the then outstanding shares of Series D Preferred, voting as a single class on an as converted basis, and at least seventy-five percent (75%) of the then outstanding shares of Series E Preferred, voting as a single class and on an as converted basis, take any action (by amendment, merger, consolidation or otherwise) that:

(i) authorizes or obligates the Corporation, to pay any dividend or make any other distribution in respect any class or series of the Corporation’s capital stock (other than dividends required pursuant to section 1 hereof for which adjustment is made pursuant to Section 3(e));

(ii) redeems or repurchases shares (excluding repurchases of Common Stock at cost upon termination of an officer, employee, director or service provider or pursuant to a contractual right of first refusal);

(iii) increases the number of authorized shares of Series C Preferred, Series D Preferred or Series E Preferred;

(iv) alters or changes the rights, preferences or privileges of any series of Series Preferred so as to adversely affect such series of Series Preferred in a different manner than any other series of Series Preferred;

(v) any action that reclassifies any outstanding shares of any series of Series Preferred; or

(vi) amends the Corporation’s Articles of Incorporation or Bylaws so as to adversely affect any series of Series Preferred in a different manner than any other series of Series Preferred.

(c) This Corporation shall not, without the approval of the holders of at least a majority of the then outstanding shares of Series D Preferred, voting as a single class on an as converted basis, take any action (by amendment, merger, consolidation or otherwise) that:

(i) would result in or permit the automatic conversion of shares of Series D Preferred other than in connection with the effectiveness of a registration statement under the Securities Act of 1933, as amended, filed in connection with a firmly underwritten public offering of Common Stock for the account of the Corporation at an offering price per share not less than the Original Series D Issue Price;

(ii) would result in the reduction or waiver of the Series D Liquidation Preference; or

(iii) increases or makes more senior, as compared to the Series D Liquidation Preference, the Series A Liquidation Preference, Series B Liquidation Preference or Series C Liquidation Preference.

(d) This Corporation shall not, without the approval of the holders of at least seventy-five percent (75%) of the then outstanding shares of Series E Preferred, voting as a single class on an as converted basis, take any action (by amendment, merger, consolidation or otherwise) that:

(i) would result in or permit the automatic conversion of shares of Series E Preferred other than in connection with the effectiveness of a registration statement under the Securities Act of 1933, as amended, filed in connection with a Qualified IPO;

(ii) would result in the reduction or waiver of the Series E Liquidation Preference; or

(iii) increases or makes more senior, as compared to the Series E Liquidation Preference, the Series A Liquidation Preference, Series B Liquidation Preference, Series C Liquidation Preference or Series D Liquidation Preference.

6.	Status of Converted Shares

In the event any shares of Series Preferred shall be converted pursuant to Section 3 hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation.

(C)	Rights, Preferences, Privileges and Restrictions of Common Stock

The relative rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock or the holders thereof are as follows:

1. Dividends. Subject to the prior rights of the Series Preferred, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board.

2. Liquidation. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed to the holders of Common Stock as provided in Section 2(b) of Division (B) above.

3. Redemption. The Common Stock is not redeemable other than pursuant to a mutual agreement between the Corporation and one or more shareholders that provides for repurchases by the Corporation in connection with the termination of such shareholder’s services to the Corporation.

4. Voting. The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

(A) The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(B) The Corporation is authorized to indemnify its agents to the fullest extent permitted under California law.

(C) Any amendment or repeal or modification of the foregoing provisions of this Article V by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VI

Subject to Section 5 of Division (B) of Article IV and as otherwise required by California law, the Board of the Corporation is expressly authorized to make, alter or repeal bylaws of the Corporation, but the shareholders may make additional bylaws and may alter or repeal any bylaw whether adopted by them or otherwise.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation, or unless a shareholder demands election by ballot at the meeting before the voting begins.

ARTICLE VIII

Meetings of shareholders may be held within or without the State of California, as the bylaws may provide. The books of the Corporation may be kept (subject to any statutory provision) outside the State of California at such place or places as may be designated from time to time by the Board in the bylaws of the Corporation.

ARTICLE IX

To the fullest extent permitted under law, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

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